Mail Stop 3561

January 14, 2008

Mr. Andrew Austin
President
Village Street Publications, Inc.
3755 Avocado Boulevard #510
La Mesa, CA 91941

Re: Village Street Publications, Inc.
        Registration Statement on Form SB-2 filed on 12/18/07
        File No. 333-148128

Dear Mr. Austin,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signature Page

1. Please note that your registration statement must be signed by your principal executive officer, principal accounting officer and principal financial officer. Please revise your signature page so that the appropriate individual signs in each capacity.

Subscription Agreement

2. Refer to paragraph 4(g). Please note that representations and warranties regarding the Buyer's opportunity to verify the information contained in the prospectus are inappropriate. Accordingly, please delete the final two sentences of this paragraph.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director